787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

September 6, 2017

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Coy Garrison

Special Counsel

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Metaurus Equity Component Trust
Draft Registration Statement on Form S-1
Submitted June 12, 2017
CIK No. 0001688487

Dear Mr. Garrison:

On behalf of Metaurus Equity Component Trust (“Registrant”), we hereby confidentially submit, via EDGAR, to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) responses to the Staff’s comments, dated July 10, 2017, to the draft registration statement on Form S-1 confidentially submitted on June 12, 2017 (the “Draft Registration Statement”). The Registrant has revised the Draft Registration Statement in response to the Staff’s comments.

We are also confidentially submitting, via EDGAR, an amended version of the Draft Registration Statement (the “Amended Registration Statement”) and are sending the Staff via electronic mail a copy of this letter and a version of the Amended Registration Statement that is marked to show changes to the Draft Registration Statement. References to page numbers below pertain to the page numbers in the Amended Registration Statement. Capitalized terms used herein without definition have the meanings ascribed to them in the Amended Registration Statement.

General

1.	Comment: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Registrant respectfully advises the Staff that neither it nor anyone authorized on its behalf has presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). If the Registrant or anyone authorized by the Registrant presents such written communications or becomes aware that such materials have been distributed to potential investors, the Registrant will provide copies of the relevant communications to the Staff.

2.	Comment: Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review of such artwork.

The Registrant respectfully advises the Staff that it currently does not expect to use any graphical materials or other artwork other than the logos and charts included in the prospectus in the Amended Registration Statement. To the extent that this expectation changes, the Registrant will provide to the Staff copies of all such graphical materials or other artwork.

3.	Comment: To the extent you intend to use a fact sheet, please provide us with a copy for our review.

Response: The Registrant has not yet prepared or used any such fact sheets, but will provide copies of any such fact sheets, whether by submission to the Staff or through separate free writing prospectus filings, to the extent the Registrant decides to prepare and use any such fact sheets. The Registrant expects to provide a fact sheet to a few institutional investors to introduce management to the Funds.

4.	Comment: We refer to your statement that you are not registered under the Investment Company Act of 1940. We note, however, that you may invest in forward contracts and swaps. If you are relying on an exemption from registration under the Investment Company Act of 1940, please tell us. Please provide us with a detailed analysis of this exemption and how your investment strategy will support this exemption. Please note that we will refer your response to the Division of Investment Management for further review.

Response: Please note that after the filing of the Draft Registration Statement, changes were made to the Funds’ investment approach. As a result, the Funds will not invest in forward contracts or swaps and all references to the Funds investing in such instruments have been removed from the Amended Registration Statement. Therefore, the only securities that the Funds will hold are Treasury Securities and other cash equivalents.

To address your comment, the Registrant is not an “investment company” as defined in the Investment Company Act of 1940 (the “Investment Company Act”), because (1) none of its series funds will be engaged primarily in, or proposes to engage primarily in, the business of investing, reinvesting or trading in securities or (2) while the series funds will engage or propose to engage in the business of investing, reinvesting, owning, holding or trading in securities, no series fund will own, or propose to acquire, investment securities having a value exceeding 40% of its total assets (exclusive of U.S. government securities such as Treasury Securities to be held by the Funds and cash items). See Sections 3(a)(1)(A) and (C) under the Investment Company Act. Rather, each Fund is a commodity pool, which will commit substantially all of its assets to trading commodity interests. Other than Treasury Securities and other cash equivalents held to support the Funds’ commodity interests, the Registrant is not authorized and does not currently intend to trade in securities.

As noted above, to meet the definition of “investment company” the Registrant would need to be in the business of transacting primarily in securities or holding investment securities exceeding 40% of its assets. Neither prong of the definition of investment company would be applicable here. Futures, the Registrant’s primary trading focus, are not included in the definition of “security” in Section 2(a)(36) of the Investment Company Act1 and the Treasury Securities and cash equivalents, while securities, are excluded from the term “investment securities.” All of the Registrant’s assets will be either deposited in commodity brokerage accounts with a commodity broker in an amount sufficient to support the Funds’ futures positions or held by its custodian bank. All assets other than futures are maintained in cash, U.S. government securities or other cash equivalents and will be segregated as customer funds.

It is well established that an investment fund that trades commodity interests will not be subject to the jurisdiction of the Commission under the Investment Company Act unless the fund is otherwise an investment company under the Investment Company Act.2 According to the Peavey Letter, in determining whether a futures fund (i.e., a commodity pool) is otherwise an investment company, one must look at whether or not the fund is “primarily engaged” in investing in securities so as to be an investment company under Section 3(a)(1)(A) of the Investment Company Act, or is an entity with more than 40% of its total assets (exclusive of U.S. government securities and cash items) in investment securities so as to be an investment company within Section 3(a)(1)(C) of the Investment Company Act.

Section 3(a)(1)(C) clearly does not apply since none of the Funds’ assets will be invested in investment securities (other than U.S. government securities and cash items). In order to determine an entity’s primary engagement under Section 3(a)(1)(A), generally one would look to the nature of its assets and the sources of its income, among other factors. The Staff in the Peavey Letter acknowledged, however, that for commodity pools “a snapshot picture of its balance sheet contrasting the value of its futures contracts ... with the value of its other assets, e.g., its reserves and margin deposits, which often are in the form of United States government notes, may not reveal the primary nature of the business.” Accordingly, in order to determine the “primary engagement” of a commodity pool, one would look to the area of business in which the entity expects its greatest gains to be realized, and in which it expects the greatest exposure to risk of losses. The Registrant expects to primarily realize gains and be exposed to risk of loss in connection with its trading of futures contracts. This is evident from its focus on commodity trading and its limited holdings of securities, expected to consist entirely of Treasury Securities and other cash equivalents. Accordingly, based on the guidance in Peavey, neither the Registrant nor the Funds will be “primarily engaged” in investing in securities and should not be subject to registration under the Investment Company Act. Further, pursuant to Section 4m(3) of the Commodity Exchange Act (“CEA”), as amended by the Dodd-Frank Wall Street Reform and Consumer Protection Act, a commodity pool is considered to be “engaged primarily” in the business of being a commodity pool if it is or it holds itself out to the public as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, owning, holding, or trading in commodity interests. The Registrant meets the commodity pool criteria of CEA Section 4m(3).

5.	Comment: We note your disclosure on page 28 describing the types of investors that may benefit from the Dividend Fund. Given the novelty of the Dividend and Ex-Dividend Funds,

[1]	“Security futures” are included in the definition of “security” in the Investment Company Act. The Registrant, however, does not intend to trade in security futures.
[2]	Peavey Commodity Futures Fund, SEC No-Action Letter (publicly-available June 2, 1983) (“Peavey Letter”).

please supplementally explain to us how you believe the Funds will be used by investors. In explaining the investment strategies or theories that may benefit from the Funds, please specifically address the impact that the December 2027 termination dates of the Funds may have on potential investment decisions.

Response: The Dividend Fund is designed for investors seeking an annuitized monthly cash flow based on dividends paid on the component stocks of a broad-based index without the assumption of price risk with respect to those component stocks. The Dividend Fund seeks to track the actual dividends paid on, and dividend growth (positive or negative) of, the constituent companies of the S&P 500 Index over the Fund’s term. Initial investors in the Dividend Fund would need to commit only 20-25% of the value of the S&P 500 Index to gain exposure to the dividend flow on 100% of the S&P 500 Index constituent companies. In this way, retail investors can achieve their cash flow objectives with a far smaller capital commitment than would be required to obtain such exposure without employing leverage or increasing exposure to individual stocks or sectors of the market. Further, trading in the Dividend Fund’s shares involves open price discovery and a designated primary exchange for those investors who may wish to buy or sell exposure to dividends of the S&P 500 constituent companies.

The Sponsor anticipates issuing different series of dividend funds with maturity dates fixed in a continuous series of year-end maturity dates. Investors, therefore, will have the opportunity to reduce or extend exposure to dividends by simply trading out of one series or into another or by investing in a different series at the same time to achieve a “laddered” effect. Each dividend fund series will be given a fixed maturity date (here Series 2027) so investors will know upon investment that the right to receive S&P 500 dividends is not perpetual, but will end on that fixed date.

The Ex-Dividend Fund is designed for certain longer-term investors that seek the long term return of a broad-based equity index and are willing to forgo receiving dividends paid by the constituent companies in exchange for a reduced purchase price. The Sponsor anticipates that investors in the Ex-Dividend Fund may be either tax-exempt investors (IRAs, pensions, etc.) or taxable institutional investors where cash flow timing is less critical than long-term return from appreciation.

The Ex-Dividend Fund allows investors to capture the return of approximately $100 of the S&P 500 Index with an initial capital commitment of $75-80 without employing additional leverage or borrowing. The Ex-Dividend Fund sells the economic value of the dividends to which it is exposed (through its long positions in S&P Index 500 Futures Contracts) by selling S&P 500 Dividend Futures Contracts. The sale of the exposure to such dividends functionally results in a reduced purchase price for the S&P 500 Index itself. Like the Dividend Fund, the different annual series of the Ex-Dividend Fund provide investors with an opportunity to extend their exposure to the underlying investment strategy when one series nears its maturity date by investing in the next series fund and to “ladder” exposure over a number of years by investing in consecutive series.

With respect to the Staff’s specific question regarding the impact of the December 2027 termination dates on investors, we expect that the fixed termination dates will not have an impact because investors will elect to invest in multiple series, as described above. We also expect that investors will elect to sell or redeem their Shares in the Funds as the Funds near their termination dates and invest the proceeds in similar series having later termination dates. However, as noted in the disclosure, to the extent that an investor elects to stay in a Fund up to the termination date, the Fund will be significantly smaller than at inception and there likely will not be active purchasers for Shares. Investors would, however, receive liquidating proceeds from the Fund upon liquidation as of the termination date.

Registration Statement Cover Page

6.	Comment: In addition to indicating your status as an emerging growth company, please also indicate whether you are a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company.

Response: The requested change has been made on the cover page of the Amended Registration Statement.

Prospectus Cover Page

7.	Comment: We note your disclosure that the Initial Purchaser of the Funds intends to offer the shares comprising the initial baskets to the public. Please revise to clarify the factors that may impact the price at which the public may acquire these shares from the Initial Purchaser.

Response: The requested change has been made on the Prospectus Cover page of the Amended Registration Statement.

8.	Comment: We note your disclosure on page 52 that for in-cash creations, Authorized Participants may be assessed additional variable fees in addition to the purchase transaction fee. Please revise the prospectus cover page to reference the different fees applicable to in-cash and in-kind creations.

Response: The requested change has been made on the Prospectus Cover page of the Amended Registration Statement.

9.	Comment: Please provide a brief description of the underwriting arrangements. If you intend to offer your securities on a best efforts basis, please also state the date the offering will end. Please see Item 501(b)(8) of Regulation S-K.

Response: A description of the underwriting arrangements is included on the Prospectus Cover page of the Amended Registration Statement. The Funds do not intend to offer their Shares on a best efforts basis. We have added to such existing disclosure a sentence stating that neither the Initial Purchaser nor any Authorized Participant will receive from the Funds, the Sponsor or any of their affiliates any underwriting fee or other compensation in connection with their sale of Shares to the public.

Prospectus Summary

Break-Even Threshold, page 4

10.	Comment: Please ensure that your narrative description and quantification of the performance required of the Funds to break-even are consistent on pages 4, 44, and 46.

Response: The requested change has been made.

Investment Objectives of the Funds, page 4

11.

Comment: We note your disclosure that the Dividend Fund will seek “investment results that correspond to the Solactive Dividend Index” and that the Ex-Dividend Fund will seek “investment results that correspond to the Solactive Ex-Dividend Index.” Please revise to clarify whether you expect the changes in the NAV of the Funds to track the changes in their respective indices on a daily or other basis. Please also revise to explain the impact that paying monthly cash distributions will have on the Dividend Fund’s ability to track the Dividend Index. Further, please supplementally provide us with hypothetical examples of how you intend to manage the holdings of the Funds so that the NAV of the Funds will track the indices and, with respect to the Dividend Fund, make the requisite cash distributions.

Response: The requested change has been made. We believe that the updated disclosure in the Amended Registration Statement (see pages 5-6 and 30-34 in the attached Amended Registration Statement) should appropriately explain how the changes in the NAVs of the Funds are expected to track changes in the Underlying Indexes and how the Dividend Fund will make the requisite cash distributions. We, therefore, respectfully decline to include the requested hypothetical examples.

12.	Comment: We note your disclosure that each of the Funds will invest in S&P 500 Dividend Futures Contracts that expire from such Fund’s launch date and for each year thereafter until December 2027. However, we are unable to locate quotes on the CME for an S&P 500 Dividend Futures Contract with an expiry of December 2027. Please tell us how the Funds intend to gain exposure to S&P 500 Dividend Futures Contracts out to and including the December 2027 dividends expiry.

Response: The S&P 500 Dividend Futures Contract with an expiry of December 2027 is currently listed on the CME. Information regarding the S&P 500 Dividend Futures Contract with an expiry of December 2027 can be found at the following hyperlink http://www.cmegroup.com/trading/equity-index/us-index/sp-500-annual-dividend-index_quotes_settlements_futures.html.

The Ex-Dividend Fund, page 5

13.	Comment: We note your disclosure on page 5 that “[t]he Solactive Ex-Dividend Index aims to represent the current value of 0.5 shares of the SPDR S&P 500 ETF.” Please explain to us why the Index tracks 0.5 shares of the SPDR S&P 500 ETF. Please also expand upon your risk factor disclosure relating to the Ex-Dividend Fund on page 19 to describe any limitations on your ability to use S&P 500 Index Futures Contracts to track the current value of 0.5 shares of the SPDR S&P 500 ETF.

Response: The reasons that the Solactive Ex-Dividend Index uses 0.5 shares of SPY as the appropriate tracking measure are to: (i) facilitate investment in the dividend futures contracts; and (ii) provide investors with convenient trading sizes.

The Solactive Dividend Index and the Solactive Ex-Dividend Index track a common level of dividends. To facilitate ease of investment given the sizing of the S&P 500 Dividend Futures Contracts, the Solactive Dividend Index is constructed to track 1/20th of the S&P 500 dividend amount. The Solactive Ex-Dividend Index follows the same amount. In order to equate 1/20th in terms of such dividends to the SPY (SPY tracks 1/10th of the value of the S&P 500 Index), the Solactive Ex-Dividend Index is set at  1⁄2 of a share of SPY.

From an investor perspective, there is no additional risk. An investor in the Ex-Dividend Fund has the same exposure as he or she would have tracking  1⁄2 of a SPY share.

There is also no additional implementation risk as a result of this structure. The proportions of the Underlying Indexes are designed to facilitate purchases of S&P 500 Dividend Futures Contracts without having to acquire fractional interests. The investment in S&P 500 Futures Contracts to obtain exposure to SPY shares will usually be achievable using the large S&P 500 Futures Contracts because the creation unit size of the Ex-Dividend Fund is 100,000 shares, which provides a convenient investment size. However, in the event that the Ex-Dividend Fund were required to obtain S&P 500 exposure in smaller sizes, the Ex-Dividend Fund would invest in e-mini S&P 500 futures contracts.

We therefore respectfully decline to augment the risk disclosure as proposed.

As a result, we respectfully decline to augment the risk disclosure as proposed.

14.	Comment: We note that you refer to the SPDR S&P 500 ETF as “SPDRS.” Please consider using the ticker symbol for the SPDR S&P 500 ETF to avoid confusion about what the Solactive Ex-Dividend Index aims to represent.

Response: The requested change has been made in the Amended Registration Statement.

Risk Factors

Risk Factors Relating to the Funds, page 11

15.	Comment: We note your disclosure that “[t]hese risk factors may be amended, supplemented or superseded by risk factors contained in any periodic report…or in other reports filed with the Securities and Exchange Commission (“SEC”) in the future.” We note that you will not be eligible to incorporate into your prospectus future reports filed under the Exchange Act at the time of effectiveness. Please revise your disclosure to reflect that you are not eligible to incorporate into your prospectus future reports filed under the Exchange Act. Please see General Instruction VII to Form S-1.

Response: The requested change has been made on page 12 of the Amended Registration Statement.

Risk Factors Relating to the Funds

Speculative position and trading limits may reduce profitability, page 14

16.	Comment: Please disclose any position limits and accountability levels applicable to the S&P 500 Dividend Futures Contracts and the S&P 500 Index Futures Contracts.

Response: The requested change has been made on page 15 of the Amended Registration Statement.

A Fund’s performance may experience tracking error, page 17

17.	Comment: Please revise this risk factor to discuss the impact that a tracking error may have on an investment in the Funds.

Response: The requested change has been made on page 18 of the Amended Registration Statement.

Tax Risk Factors

Tax Risk, page 22

18.	Comment: We note that your shareholders will receive a Schedule K-1 which reports their allocable portion of tax items. Please include risk factor disclosure on issues investors may face because of this tax treatment.

Response: The requested change has been made on page 24 of the Amended Registration Statement.

Plan of Distribution, page 26

19.	Comment: Please identify the Initial Purchaser as a statutory underwriter.

Response: The requested change has been made on page 28 of the Amended Registration Statement.

20.	Comment: We note your disclosure on page 26 that the “Initial Purchaser will not act as an Authorized Participant with respect to the initial Baskets, and its activities with respect to the initial Baskets will be distinct from those of an Authorized Participant.” Please revise to clarify how the Initial Purchaser’s activities with respect to the initial Baskets will be distinct from those of an Authorized Participant. Please also clarify whether the Initial Purchaser intends to act as an Authorized Participant with respect to future creation baskets. Additionally, please tell us whether the Initial Purchaser is a registered broker-dealer.

Response: The language in quotations above has been deleted. The Initial Purchaser will be a registered broker-dealer and may act as an Authorized Participant with respect to the initial Baskets of each Fund as well as future creation Baskets. The disclosure on page 28 of the Amended Registration Statement has been updated to reflect the foregoing.

Investment Objectives and Strategies of the Funds

The Dividend Fund, page 28

21.	Comment: We note your disclosure on page 30 that the dividends paid or expected to be paid by constituent companies in the S&P 500 will affect the value of the Solactive Dividend Index and the Fund. Given that you will be investing in Treasury Securities as well, please disclose how changes in interest rates will affect the value of the Solactive Dividend Index and the Fund.

Response: The requested change has been made in the Amended Registration Statement on page 30.

Term of the Dividend Fund; Distributions, page 30

22.	Comment: We note that the Dividend Fund expects to pay distributions that on an annual basis, before fees and expenses, equal up to 100% of the portion of the Dividend Fund’s NAV attributable to the current year’s S&P 500 Dividend Futures Contracts held by the Dividend Fund. Please provide more detail regarding the factors that would cause the Dividend Fund to distribute less than 100% of the relevant portion of the Dividend Fund’s NAV. Please also identify the entity responsible for making determinations relating to distributions.

Response: The level of monthly dividends paid by the Dividend Fund will be determined by the Sponsor based on the following factors:

1) The amount of dividends paid on all the underlying stocks of the constituent companies in the S&P 500 over the previous month, as determined by the monthly change in the S&P 500 Dividend Points Index;

2) The level of short-term interest rates; and

3) Accrued fees and expenses of the Dividend Fund and expected additional requirements for cash in future periods, including to fund margin required in connection with the S&P 500 Dividend Futures Contracts to be held by the Dividend Fund.

Because cash distributions are paid monthly to Shareholders and the annual S&P 500 Dividend Futures Contracts do not expire until December of each year, the Sponsor must account for such cash flow timing mismatch. The Sponsor will generally sell a ratable portion of the Dividend Fund’s short-term Treasury Securities to fund monthly distributions to Shareholders and to pay expenses of the Dividend Fund. If the value of the short-term Treasury Securities held by the Dividend Fund decreases due to a rise in short-term interest rates or other reasons, the amount of cash available to pay monthly distributions to Shareholders in the current month would likewise decrease, and the monthly cash distribution can be expected to decrease proportionally. As a result of these factors and any fees and expenses of the Dividend Fund, including fees associated with borrowings, it is anticipated that the cumulative distributions paid by the Dividend Fund during the year will be less than 100% of actual dividends paid by the constituent companies of the S&P 500 and reflected in the payment under the S&P 500 Dividend Futures Contracts at maturity.

The Sponsor is responsible for making determinations relating to distributions. We have also updated the disclosure on pages 32-33 of the Amended Registration Statement to reflect the above.

The Ex-Dividend Fund, page 31

23.	Comment: We note your disclosure that the Ex-Dividend Fund will invest in long positions in quarterly S&P 500 Index Futures Contracts. If applicable, please add additional disclosure on how you intend to roll these futures contracts. Please also address the impact of contango or backwardation on your ability to roll these futures contracts.

Response: The requested change has been made in the Amended Registration Statement on page 34.

Description of the Solactive Dividend Index, page 32

24.	Comment: We note your disclosure on pages 32 and 34 that all specifications and information relevant for calculating the Solactive Dividend Index and the Solactive Ex-Dividend Index can be found at http://www.solactive.de. We were unable to locate any further information regarding such indices at this website. Please provide us with such information or tell us where the information can be located. In addition, please revise your disclosure to provide a more detailed description of the indices.

Response: The Registrant confirms the all specifications and information relevant for calculating the Solactive Dividend Index and the Solactive Ex-Dividend Index can be found at http://www.solactive.de. The Registrant has revised its disclosure of the Underlying Indexes on pages 35-38 of the Amended Registration Statement, and believes that such disclosure accurately summarizes the Underlying Indexes.

Activities of the Trust and the Funds, page 36

25.	Comment: We note your disclosure on page 36 that the Funds will not incur, assume, or guarantee any indebtedness for money borrowed. We also note your disclosure on page 30 that “[t]he Dividend Fund may borrow cash through the use of reverse repurchase agreements with respect to Treasury Securities or a revolving credit facility with a bank or other lender to pay the Dividend Fund’s monthly distributions.” Please reconcile these apparent discrepancies or tell us why such a reconciliation is not necessary.

Response: The Registrant confirms that the Funds will not employ leverage to implement their investment strategies. For these purposes, we interpret leverage to mean use of loans, borrowings and extensions of credit from third parties for the purchase of investments. The Funds may, however, enter into short-term loans and reverse repurchase agreements for liquidity purposes only, including to fund distributions with respect to the Dividend Fund. Although the Funds will not employ the type of investment leverage described above, they will hold investment instruments that are described as having embedded leverage. For example, the futures contracts that the Funds will invest in could be described as having embedded leverage, because the notional amount of the contracts will exceed the cash or assets required to establish or maintain such futures contract positions. Such embedded leverage is expected to be fully defeased by a Fund through its investment in Treasury Securities. The disclosure has been updated accordingly on pages 6 and 39 of the Amended Registration Statement to clarify.

Charges

Payment of Expenses with Respect to the Funds

Organizational and Initial Offering Expenses, page 42

26.	Comment: We note your disclosure on page 42 that the Sponsor will pay all registration and FINRA fees and expenses. We also note your disclosure in footnote 3 on pages 44 and 46 that the Funds will pay fees to the SEC and FINRA to register their Shares for sale. Please revise to clarify whether the Sponsor or the Funds will pay these fees.

Response: The Registrant notes that the Sponsor will pay all registration fees and expenses and those incurred as a result of any filing required with the Financial Industry Regulatory Authority, Inc. and has updated its disclosure in the Amended Registration Statement on pages 47 and 49 accordingly.

Other Fees and Operating Expenses, page 43

27.	Comment: Please provide an estimate of the out-of-pocket costs, transaction fees, and asset-based fees that the Funds will pay to the Distributor on an annual basis.

Response: The requested change has been made on page 46 and in the break-even tables of the Amended Registration Statement on page 47 for the Dividend Fund and page 49 for the Ex-Dividend Fund. We note that these costs and fees are expected to be de minimis and, therefore, will not represent a material portion of either Fund’s assets.

Creations and Redemptions

Purchase and Issuance of Baskets

Portfolio Deposit, page 49

28.	Comment: We note your disclosure on page 31 that the Ex-Dividend Fund intends to hold primarily Treasury Securities, long positions in quarterly S&P 500 Index Futures Contracts, and short positions in S&P 500 Dividend Futures Contracts. We also note your disclosure on page 49 that “[t]he consideration for purchase of a Basket of Shares of a Fund will generally be conducted on an in-kind basis and consist of the exchange of Deposit Instruments (comprised of futures contracts and, in addition, in the case of the Dividend Fund, Treasury Securities)….” Please clarify whether the consideration for an in-kind purchase of a Basket of Shares of the Ex-Dividend Fund would include Treasury Securities.

Response: The Registrant confirms that the consideration for an in-kind purchase of a Basket of Shares of the Ex-Dividend Fund will include Treasury Securities. The Registrant has updated the disclosure in the Amended Registration Statement accordingly.

Conflicts of Interest, page 60

29.	Comment: We note your disclosure on page 60 that the Sponsor licenses the algorithms on which the Underlying Indexes are based and that the Sponsor will earn licensing fees from Solactive. Please provide more detail concerning the licensing agreement between the Sponsor and Solactive and clarify whether the Funds will indirectly pay licensing fees to the Sponsor.

Response: The Registrant has revised this disclosure in the Amended Registration Statement on page 64 to clarify the payment of licensing fees. Metaurus LLC pays a licensing fee to Solactive with respect to the use of the Underlying Indexes. Solactive pays a portion of such licensing fee to Metaurus LLC to license the algorithms on which the Underlying Indexes are based. Such licensing fees to be paid to Metaurus LLC are expected to be de minimis.

Part II – Information Not Required in Prospectus

Item 15. Recent Sales of Unregistered Securities, page II-1

30.	Comment: Please indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available. Please see Item 701(d) of Regulation S-K.

Response: The Registrant has revised the disclosure in this item in the Amended Registration Statement in Part II of the Prospectus to clarify this information pursuant to Item 701(d).

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 212-728-8250 or my colleague, Deborah Tuchman at 212-728-8491 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ P. Georgia Bullitt
P. Georgia Bullitt of Willkie Farr & Gallagher LLP

Enclosures

cc:	Richard Sandulli, Co-Chief Executive Officer of Metaurus Advisors, LLC
Jamie Greenwald, Co-Chief Executive Officer of Metaurus Advisors, LLC
Bryan Hough, Staff Attorney

Rose DeMartino
Barry Barbash
Joseph Riley
Paul Pantano
Patrick Quinn
Willkie Farr & Gallagher